MINUTES OF SPECIAL MEETING OF
BOARD OF DIRECTORS

FIRST JERSEY CANNABIS CORPORATION

A SPECIAL MEETING of the Board of Directors of the above-named Corporation was held on the:

Date:	September 10, 2018
Time:	8:00 AM
Place:	2186 Greenville Turnpike Port Jervis, New York 12771

The following Directors were present, constituting a quorum:

Christopher Netelkos
Eden Willow Netelkos

The Chairperson, Christopher Netelkos, called the meeting to order and then advised that all of the shareholders had requested that the Corporation approve the below stated Agreements. Upon motion duly made, seconded and unanimously approved, it was:

RESOLVED, that the Corporation shall undertake to file a registration statement with an agency of the federal government and other state agencies to offer for sale to the public 1,000,000 common stock, $0.01 par value common at $2.25 per shares. The proceeds of which will be used to fund the Corporation.

RESOLVED, that the Corporation affirms and agrees upon the Option Agreement for Purchase Assets, executed on 30th day of August 2018, with Mr. James Guerioni (the "Seller'). The assets are: (1) four acres, (2) property #3 Block 289X592, (3) three story building, (4) 9,200 sf greenhouse, (4) 3,000 sf commercial building, (5) other property and assorted equipment. The purchase price is nine hundred and twenty thousand dollars ($920,000). Such assets shall be free of all and any encumbrances, liens or other liabilities of any kind. The closing date is subject to a successful public offering of common stock. Submitted as Attachment

RESOLVED, that that the Corporation affirms and agrees upon an Employment Agreement with Eden Willow Netelkos, in which Ms. Netelkos shall receive a salary of $25,000 per annum until such time that the Corporation obtained a commercial cannabis license in the state of New Jersey. At that time, Ms. Netelkos' salary shall increase to $115,000 per annum and entitled to a two-year stock option for 100,000 shares calculated at the weighted average of the price of the common stock over the prior 12 months. The Employment Agreement is subject to a successful public offering of common stock. Submitted as Attachment

RESOLVED, that that the Corporation affirms and agrees upon an Employment Agreement with James Guercioni in which he shall work on a full-time basis exclusively for the Corporation as Operations Manager at a salary of $52,000 per annum. As incentive for his employment, he receives a Non-Qualified Stock Option to purchase 4,000 shares of common stock at $2.25 per a share. The Employment Agreement is subject to a successful public offering of common stock. Submitted as Attachment

RESOLVED, that that the Corporation affirms and agrees upon an Employment Agreement with Christopher Netelkos, as stated:

1. <u>Duties and Responsibilities.</u> As Chief Executive Officer, Mr. Netelkos shall report to the Corporation's Board of Directors (the "Board"); shall also continue to serve as a member of the Board and as Chairperson of the Board subject to the terms and conditions of the Corporation's Bylaws. The terms of the Agreement allow the Corporation to change his position, duties, and work location from time to time in its discretion. As a Corporation employee, he is expected to abide by Corporation rules and policies as adopted from time to time, applicable to all officers of the Corporation.

2. <u>Salary.</u> His salary will be $90,000 per year initially, less payroll deductions and withholdings, paid on the Corporation's normal payroll schedule (the "Base Salary"). Base Salary will be paid in accordance with the Corporation's normal payroll schedule. Salary is not effective until the date the planned offering of common stock to the general public has been successfully concluded and the Corporation receives the proceeds of such public offering. Until that date, Mr. Netelkos shall not receive any salary, but agreements to continue his efforts on behalf of the Corporation.

3. <u>Benefits</u>. During his employment, Mr. Netelkos shall be eligible to participate in the standard benefits plans offered to similarly situated employees by the Corporation from time to time, subject to plan terms and generally applicable Corporation policies. He will also be eligible to accrue four weeks of paid vacation and sick leave pursuant to the Corporation's standard policies. In addition to these standard benefits, during her employment the Corporation will pay the annual premiums (up to $10,000 per year) for a key person term life insurance policy of $1,000,000, subject to an underwriter's acceptance. The Corporation and he will also enter into the Corporation's standard form of Indemnification Agreement.

4. <u>Business and Travel Expenses.</u> The Corporation will reimburse him for reasonable out-of-pocket expenses incurred in the performance of her duties for the Corporation in accordance with the Corporation's rules and policies.

Agreement with Mr. Netelkos submitted as Attachment

THERE ARE NO FURTHER business to come before the meeting, upon motion duly made, seconded and unanimously adopted, the meeting was adjourned.

Christopher Netelkos
President/Secretary

Eden Willow Netelkos
Vice President